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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 18)

                              TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))

                        SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                             WESTFIELD AMERICA, INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    876664103
                      (CUSIP Number of Class of Securities)

         ---------------------------------------------------------------

         James M. Barkley, Esq.                  Peter R. Schwartz, Esq.
       Simon Property Group, Inc.                Westfield America Inc.
          National City Center                  11601 Wilshire Boulevard
       115 West Washington Street                      12th Floor
             Suite 15 East                        Los Angeles, CA 90025
         Indianapolis, IN 46024                 Telephone: (310) 445-2427
       Telephone: (317) 636-1600

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

      ---------------------------------------------------------------------

                                    Copies to:

    Steven A. Seidman, Esq.                    Scott V. Simpson, Esq.
    Robert B. Stebbins, Esq.          Skadden, Arps, Slate, Meagher & Flom LLP
    Willkie Farr & Gallagher                      One Canada Square
       787 Seventh Avenue                           Canary Wharf
    New York, New York 10019                  London, E14 5DS, England
   Telephone: (212) 728-8000                Telephone: (44) 20 7519 7000

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                            CALCULATION OF FILING FEE
================================================================================
      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $1,243,725,540                                    $248,745.11
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $248,745.11                         Filing Party: Simon Property Group, Inc.; Simon Property
Form or Registration     Schedule TO (File No. 005-42862),                 Acquisitions, Inc.; Westfield America, Inc.
No.:                     Amendment No. 1 to the Schedule TO  Date Filed:   December 5, 2002, December 16, 2002 and
                         and Amendment No. 5 to the                        January 15, 2003
                         Schedule TO


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
|_| Check the appropriate boxes below to designate any transactions to which the statement relates.
     |X| third-party tender offer subject to Rule 14d-1.
     |_| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     |_| amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

                                   SCHEDULE TO

      This Amendment No. 18 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission January 16, 2003, by Amendment No. 8 thereto filed with the Commission on January 22, 2003, by Amendment No. 9 thereto filed with the Commission on January 23, 2003, by Amendment No. 10 thereto filed with the Commission on February 7, 2003, by Amendment No. 11 thereto filed with the Commission on February 11, 2003, by Amendment No. 12 thereto filed with the Commission on February 18, 2003, by Amendment No. 13 thereto filed with the Commission on February 21, 2003, by Amendment No. 14 thereto filed with the Commission on February 21, 2003, by Amendment No. 15 thereto filed with the Commission on February 27, 2003, by Amendment No. 16 thereto filed with the Commission on February 27, 2003 and by Amendment No. 17 thereto filed with the Commission on February 28, 2003 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 18 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

      Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

      The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 11. ADDITIONAL INFORMATION.

      On February 28, 2003, the parties hereto filed Amendment No. 17 to the Schedule TO. Due to an electronic transmission error, the signature pages and exhibit index to Amendment No. 17 to the Schedule TO were not included as part of the filing. This Amendment No. 18 is identical to Amendment No. 17, except that it also includes signature pages and an exhibit index.


Item 12. EXHIBITS.


  (a)(5)(X)    Reply Memorandum of Law in Support of Simon Property Group Inc.
               Plaintiffs' and Randall Smith's Motion for a Preliminary Injunction,
               filed by Simon Property Group, Inc., Simon Property Acquisitions,
               Inc. and Randall J. Smith on February 28, 2003 in the United States
               District Court for the Eastern District of Michigan.

  (a)(5)(Y)    Affidavit of Keith R. Pauley.

  (a)(5)(Z)    Affidavit of Robert H. Steers.

  (a)(5)(AA)   Appendix of Exhibits in Support of Reply Memorandum of Law in
               Support of Simon Property Group Inc. Plaintiffs' and Randall Smith's
               Motion for a Preliminary Injunction, filed by Simon Property Group,
               Inc., Simon Property Acquisitions, Inc. and Randall J. Smith on
               February 28, 2003 in the United States District Court for the
               Eastern District of Michigan.


                                    SIGNATURE

                  After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of February 28, 2003 that the information set forth in this statement is true, complete and correct.


                           SIMON PROPERTY GROUP, INC.

                           By: /s/ JAMES M. BARKLEY
                               ---------------------------------------
                               Name:  James M. Barkley
                               Title: Secretary and General Counsel


                           SIMON PROPERTY ACQUISITIONS, INC.

                           By: /s/ JAMES M. BARKLEY
                               ---------------------------------------
                               Name:  James M. Barkley
                               Title: Secretary and Treasurer

                  After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies as of February 28, 2003 that the information set forth in this statement is true, complete and correct.


                           WESTFIELD AMERICA, INC.

                           By: /s/ PETER R. SCHWARTZ
                               ---------------------------------------
                              Name:  Peter R. Schwartz
                              Title: Senior Executive Vice President




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                                  EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(5)(X)         Reply Memorandum of Law in Support of Simon Property Group,
                  Inc. Plaintiffs' and Randall Smith's Motion for a Preliminary
                  Injunction, filed by Simon Property Group, Inc., Simon
                  Property Acquisitions, Inc. and Randall J. Smith on February
                  28, 2003 in the United States District Court for the Eastern
                  District of Michigan.

(a)(5)(Y)         Affidavit of Keith R. Pauley.

(a)(5)(Z)         Affidavit of Robert H. Steers.

(a)(5)(AA)        Appendix of Exhibits in Support of Reply Memorandum of Law in
                  Support of Simon Property Group Inc. Plaintiffs' and Randall
                  Smith's Motion for a Preliminary Injunction, filed by Simon
                  Property Group, Inc., Simon Property Acquisitions, Inc. and
                  Randall J. Smith on February 28, 2003 in the United States
                  District Court for the Eastern District of Michigan.
